Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended).

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered in England & Wales, No. 05252842)
Registered office:

Highdown House

Yeoman Way

Worthing

West Sussex

BN99 3HH

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2023

Dear Shareholders of Akari Therapeutics, Plc:

Notice is hereby given of the annual general meeting (the “Meeting”) of the shareholders of Akari Therapeutics, Plc, (“Akari” or the “Company”), to be held at 2.00pm, local time, on June 30, 2023, at 75/76 Wimpole Street, London, W1G 9RT for the purpose of considering and, if thought fit, passing the following resolutions:

Ordinary Resolutions

1.	To receive the report of the Directors and the accounts for the year ended December 31, 2022, together with the report of the statutory auditor and the strategic report.

2.	To approve the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy, as set out on pages 23 to 29 of the Directors’ Remuneration Report), as set out in the Company’s annual report and accounts for the financial year ended 31 December 2022.

3.	To approve the Directors’ Remuneration Policy, as set out on pages 23 to 29 of the Directors’ Remuneration Report.

4.	To re-elect James Hill, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Company’s Articles of Association (the “Articles”).

5.	To re-elect Stuart Ungar, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

6.	To re-elect David Byrne as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

7.	To re-elect Donald Williams as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

8.	To re-elect Michael Grissinger as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

9.	To ratify the appointment of BDO USA, LLP as independent registered public accounting firm of Akari for the year ending December 31, 2023.

10.	To re-appoint Haysmacintyre LLP as statutory auditors of Akari to hold office until the conclusion of the next annual general meeting at which accounts are laid before Akari shareholders.

11.	To authorize the audit committee of the Board of Directors of Akari to fix the statutory auditors’ remuneration.

12.	To authorize the adoption of a new equity plan (the “2023 Plan”), with 980,000,000 ordinary shares in the capital of the Company available for the grant of awards under the 2023 Plan, the principal terms of which are summarized in the Appendix to the Proxy Statement (including that the directors of Akari are authorized to do all acts and things which they may consider necessary or expedient to implement and operate the 2023 Plan).

13.	That, in accordance with section 551 of the Companies Act 2006, the directors be generally and unconditionally authorized to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of USD3,500,000, provided that this authority shall, unless renewed, varied or revoked by the Company, expire on June 30, 2028, save that the Company may, before such expiry, make offers or agreements which would or might require such shares to be allotted or such rights granted after such expiry and the directors may allot such shares or grant such rights in pursuance of such offers and agreements notwithstanding that the authority conferred by this resolution has expired; and this resolution revokes and replaces all unexercised authorities previously granted to the directors to allot shares or grant rights to subscribe for or convert any security into shares, but without prejudice to any allotment of shares or grant of rights already made, offered or agreed to be made pursuant to such authorities.

Special Resolutions

14.	That with effect from the conclusion of the Meeting, the Articles be amended by deleting article 15.2 of the Articles and replacing it with the following new article 15.2:

“15.2 No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in these articles, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 per cent.) of the company’s outstanding share capital, shall constitute a quorum. If at any time the company only has one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum.”

15.	That, in accordance with section 570 of the Companies Act 2006, the directors be authorized to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash pursuant to the authorization granted by resolution 13 above and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, provided that this authority shall, unless renewed, varied or revoked by the Company, expire on June 30, 2028, save that the Company may, before such expiry, make offers or agreements which would or might require such equity securities to be allotted or treasury shares to be sold after such expiry and the directors may allot such equity securities or sell treasury shares in pursuance of such offers and agreements notwithstanding that the authority conferred by this resolution has expired.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Meeting, and the number of votes which may be cast at the Meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on June 28, 2023 or, if the Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Meeting. In each case, changes to the register of members after such time will be disregarded. The accompanying Proxy Statement more fully describes the details of the business to be conducted at the Meeting. After careful consideration, our Board of Directors has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying Proxy Statement.

The Company’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT. The registered office of Akari Therapeutics, Plc is at Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom. Except as set out in this Notice, any communication with the Company in relation to the Meeting, should be sent to the Company’s registrars, SLC Registrars, PO Box 5222, Lancing, BN99 9FG, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents (including the annual report and accounts for the year ended December 31, 2022 and the proxy form) to communicate with the Company except as expressly permitted.

You are reminded that you can update your preferences for communications by Akari at any time through SLC Registrars’ “ShareView” service at https://portfolio.shareview.co.uk/. You can contact SLC Registrars for assistance with the process at office@slcregistrars.com or on +44 (0)20 3890 2122. There is no charge for this service. Akari encourages you to agree to the use of electronic communications as it will enable you to receive information quicker and reduce the Company’s costs and environmental impact.

A copy of the Statutory Accounts can be accessed by visiting the Akari website at http://investor.akaritx.com/.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying Proxy Statement is required for approval of the Resolutions. We encourage you to read the Proxy Statement carefully.

Please complete, date, sign and return the enclosed proxy form as promptly as possible (and in any event by 2.00pm (London time) on June 28, 2023) in order to ensure your representation at the Meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your ordinary shares are held of record by a broker, bank or other nominee, and you wish to have your votes cast at the Meeting, you must obtain, complete and timely return a proxy form issued in your name from that intermediary in accordance with any instructions provided therewith.

By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Dr. Ray Prudo
Chairman
June 6, 2023

THE AKARI BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE RESOLUTIONS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH RESOLUTION. THE AKARI BOARD OF DIRECTORS RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” EACH SUCH RESOLUTION.

PROXY STATEMENT FOR
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2023

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Akari Therapeutics, Plc, a public limited company registered in England & Wales (“Akari”, the “Company” or “our”), for use at the Company’s 2023 Annual General Meeting (the “Meeting”) of shareholders to be held at 75/76 Wimpole Street, London, W1G 9RT on June 30, 2023, at 2.00pm local time for the purpose of considering and, if thought fit, passing the Resolutions specified in the Notice of Annual General Meeting. This Proxy Statement is being mailed to shareholders on or about June 6, 2023.

For a proxy form to be effective, it must be properly executed and dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)) at the offices of the Company’s registrars, SLC Registrars (the “Registrars”) at PO Box 5222, Lancing, BN99 9FG, United Kingdom (or by email to proxy@slcregistrars.com) so as to be received by 2.00pm local time on June 28, 2023 (or, if the Meeting is adjourned, not less than 48 hours before the time of the adjourned Meeting). Each proxy form properly tendered appointing the Chairman of the Meeting will, unless otherwise directed by the shareholder, be voted FOR the proposals subject to a binding vote, FOR the nominees described in this Proxy Statement and at the discretion of the proxy holder with regard to all other matters that may properly come before the Meeting.

The Company will pay all of the costs of soliciting proxies. We will provide copies of our proxy materials to the depositary for our American Depositary Shares (Deutsche Bank Trust Company Americas), brokerage firms, fiduciaries and custodians for forwarding to beneficial owners and will reimburse these persons for their costs of forwarding these materials. Our directors, officers and employees may also solicit proxies; however, we will not pay them additional compensation for any of these services. Proxies may be solicited by telephone, facsimile, or personal solicitation.

Shareholders can submit questions to the Board by email to the Company’s investor relations department at mmoyer@lifesciadvisors.com by no later than June 28, 2023. We will consider all questions received and, if appropriate, provide a written response on the Company’s website (http://investor.akaritx.com/).

Shares Outstanding and Voting Rights

Akari is registered in England & Wales and therefore subject to the Companies Act 2006 (the “Companies Act”), which, together with the Articles of Association of the Company (the “Articles”), governs the processes for voting at annual general meetings. There are a number of differences between English and U.S. law in relation to voting. At the Meeting, a resolution put to the vote of the Meeting will be decided on a show of hands unless a poll is demanded by (a) the chairman, (b) at least five shareholders entitled to vote at the Meeting, (c) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the Meeting (excluding any voting rights attached to shares that are held as treasury shares) or (d) a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the Meeting that are held as treasury shares).

Only holders of record of our ordinary shares at 6.30 p.m. (London time) three working days before the date of this notice (being the latest practicable date before the publication of this document) are entitled to receive this notice and only those holders of record of our ordinary shares at 6.30 p.m. (London time) on June 28, 2023 or, if the Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Meeting (the “Record Date”) are entitled to vote at the Meeting. Therefore, if you sell or transfer your ordinary shares prior to the Record Date, your proxy form will no longer be able to be used and if submitted (whether before or after you sell or transfer your ordinary shares) will be treated as invalid. Please pass this document together with the accompanying proxy form to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee will need to contact Prism Cosec Limited, Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom, Company Secretary, to request a new proxy form for its use.

On the ADR Record Date (as defined below), 10,111,583,823 ordinary shares were outstanding, of which approximately 10,107,264,723 were held for Deutsche Bank AG, London Branch, as custodian for Deutsche Bank Trust Company Americas (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) which, in turn, each represent one hundred (100) ordinary shares. With respect to all matters to be voted on at the Meeting, each shareholder present has only one vote unless demand is made for a vote on a poll (in which case each shareholder gets one vote per ordinary share held). The presence, in person or by proxy, of at least two shareholders holding at least 15% of the share capital of the Company as of the Record Date will constitute a quorum for the transaction of business at the Meeting. At any adjournment of the Meeting, if a quorum is not present within fifteen minutes from the time appointed for the Meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

Persons who hold ordinary shares directly on the Record Date (“record holders”) must return a proxy form or attend the Meeting in person in order to vote on the proposals. The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will take delivery of completed proxy forms posted to it in accordance with the details above. Persons who own ordinary shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of ADSs through the Depositary (“beneficial owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from beneficial owners may either vote these shares on behalf of the beneficial owners or return a proxy leaving these shares un-voted (a “broker non-vote”). ADR holders are not entitled to vote directly at the Meeting, but a deposit agreement dated as of December 7, 2012, as amended (the “Deposit Agreement”) exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of June 1, 2023 (the “ADR Record Date”) are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the ordinary shares so represented. The Depositary has agreed that it will endeavour, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares held for its custodian, Deutsche Bank AG, London Branch, in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the ordinary shares represented are to be voted (i.e., by marking a vote “FOR”, “AGAINST” or any other option), the Depositary will vote in respect of each proposal as recommended by the Board in the Notice of Annual General Meeting. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than 1:00 p.m. New York time on June 22, 2023 (the “Instruction Date”).

Each of Resolutions 1 to 13 is proposed as an ordinary resolution that will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Each of Resolutions 14 and 15 is proposed as a special resolution that will be approved if (i) on a show of hands, 75% of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, 75% of the shares present at the Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Abstentions and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal and therefore will not impact the outcomes of the items on the agenda.

As a result, we encourage you to vote by proxy by mailing an executed proxy form. By voting in advance of the Meeting, this ensures that your shares will be voted and reduces the likelihood that the Company will be forced to incur additional expenses soliciting proxies for the Meeting. Any record holder of our ordinary shares may attend the Meeting in person and may revoke the enclosed proxy form at any time by voting in person at the Meeting or by executing a later-dated proxy form and delivering it to the Registrars in accordance with the details above by the applicable cut-off time for receipt of proxy forms.

Beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or the Depositary, as applicable, for information on how to do so. Generally, however, beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions may do so up until 1:00 p.m. New York Time on the Instruction Date. Beneficial owners who wish to attend the Meeting and vote in person should contact their brokerage firm, bank or other financial institution holding ordinary shares of Akari on their behalf in order to obtain a “legal proxy” which will allow them to both attend the Meeting and vote in person. Without a legal proxy, beneficial owners cannot vote at the Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf. Record holders of ADSs representing our ordinary shares who wish to attend the Meeting and vote in person should contact the Depositary (and beneficial owners wishing to do the same should contact their brokerage firm, bank or other financial institution holding their ADSs) to cause their ADSs to be cancelled and the underlying shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement so as to be recognized by us as a record holder of our ordinary shares.

MATTERS BEING SUBMITTED TO A VOTE OF AKARI SHAREHOLDERS

Akari Resolution No. 1: Statutory Accounts

As a public limited company, it is a requirement under English company law that the Board lay the report of the Company’s directors and the Company’s accounts for the year ended December 31, 2022, together with the report of the Statutory Auditor and the strategic report (the “Statutory Accounts”) before the shareholders at a general meeting. The Statutory Accounts have been prepared in accordance with the Companies Act and International Financial Reporting Standards. The Statutory Accounts are available for download on the Company’s website (http://investor.akaritx.com/). In addition, hard copies of the Statutory Accounts may be obtained by contacting the Registrars.

Resolution Nos. 2 -3: Directors’ Remuneration Report and Remuneration Policy

The Company’s annual Directors’ Remuneration Report is subject to an annual advisory vote of shareholders, by ordinary resolution. The Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The full text of the Directors’ Remuneration Report is contained within the Statutory Accounts which can be found on the Company’s website (http://investor.akaritx.com/).

The Directors’ Remuneration Report gives details of the remuneration paid to the Directors during the year ended December 31, 2022. The vote on the Directors’ Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 2 is not passed.

The Directors’ Remuneration Policy was last approved by shareholders at the 2020 annual general meeting and applied for a three-year period ending on the date of this Meeting. The Board, on the recommendation of the Compensation Committee, have therefore approved a revised Directors’ Remuneration Policy, the full text of which is contained within the Statutory Accounts which can be found on the Company’s website (http://investor.akaritx.com/). The Compensation Committee has taken care to ensure that the Directors’ Remuneration Policy being put to shareholders is aligned to the Company’s purpose, values and culture, and the Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The Directors’ Remuneration Policy seeks to provide compensation packages which will attract, motivate, reward and retain an executive team with the right caliber of talent, experience, and skills to lead a successful future for the Company, and is designed to provide a competitive package in comparison to companies of similar size, complexity, maturity profile and geographic presence. The Directors’ Remuneration Policy gives details of the principles on which the remuneration payable to the Directors will be determined for the next three years. In particular, the Directors’ Remuneration Policy sets out the policy of the Company with respect to the making of remuneration payments and payments for loss of office to the Directors.

If Resolution 3 is approved, the Directors’ Remuneration Policy will take effect from the conclusion of the Meeting and apply for a period of three years thereafter, unless changes to the Directors’ Remuneration Policy are required earlier and a new Directors’ Remuneration Policy is put to shareholder vote. If Resolution 3 is not approved, the Directors’ Remuneration Policy approved in 2020 will continue to apply until a revised policy is approved by shareholders at a general meeting.

Resolution Nos. 4 – 8: Re-election of Directors

Under the Company’s Articles of Association, there are three classes of Board members (Class A, Class B and Class C) with each class having a specific office term. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams and Michael Grissinger currently serve as Class A directors; Rachelle Jacques currently serves as a Class B director and Raymond Prudo-Chlebosz, M.D. currently serves as a Class C director. Subject to the matters described below, James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams and Michael Grissinger have been nominated by the Board to be re-elected as Class A directors at the Meeting. Rachelle Jacques will remain in place as a Class B director and Raymond Prudo-Chlebosz, M.D. will remain in office as a Class C director. A Class A director re-elected at the Meeting will hold office until the 2024 Annual General Meeting unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

James Hill, M.D., age 77, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guy’s Hospital and became a fellow of the Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by the Royal College of Surgeons in England.

Stuart Ungar, M.D., age 79, has served as a member of our board of directors since September 2015. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at the Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC, a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC, in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to the Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of the Royal Society of Medicine and a founder and former Vice-President of the Independent Doctors Federation. Dr. Ungar is a non-executive director of Pharmacierge Ltd., a private company providing prescription dispensing services to the public.

David Byrne, age 63, has served as a member of our board of directors since April 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory, which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 64, has served as a member of our board of directors since June 2016 and is an “audit committee financial expert”. Mr. Williams is a 36-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings, secondary offerings and private and public debt financings, as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Impedimed Limited and Palisade Bio, Inc. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 69, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President - Corporate Development, Vice President - Worldwide Business Development & Licensing and Vice President and Head - Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of Atrin Pharmaceuticals, Atriva Therapeutics and Kira Biotech. Mr. Grissinger holds a B.Sc. in Chemistry from Juniata College and an MBA from Temple University - Fox School of Business.

Rachelle Jacques, President and Chief Executive Officer, age 52, has served as our President and Chief Executive Officer and a member of our board of directors since March 2022. Since February 2019, Ms. Jacques served as the Chief Executive Officer of Enzyvant Therapeutics Inc. where she focused investments and capabilities to develop and commercialize transformative regenerative therapies for rare diseases. Under her leadership, Enzyvant received FDA approval for its lead asset, a one-time tissue based regenerative therapy. From August 2017 to February 2019, Ms. Jacques served as the Senior Vice President and Global Complement Franchise Head at Alexion Pharmaceuticals, Inc., where she was responsible for global franchise strategy development and execution across the therapeutic areas of hematology, nephrology, and neurology, including the global ULTOMIRIS launch strategy and preparedness. From June 2016 to June 2017, Ms. Jacques served as the Vice President of U.S. Hematology Marketing at Shire plc. Ms. Jacques currently serves on the Board of Directors of Corbus Pharmaceuticals (Nasdaq: CRBP) and uniQure N.V. (Nasdaq: QURE). She is also a founding member of the Alliance for Regenerative Medicine (ARM) Action for Equality Task Force and, from 2020 to March 2022, was co-chair of the ARM Tissue Engineering & Biomaterials Committee. Ms. Jacques holds a B.A. in Business Administration from Alma College.

Raymond Prudo-Chlebosz, M.D., Chairman of the Board, age 78, served as our Executive Chairman from September 2015 through December 2022. Effective January 1, 2023 Dr. Prudo began serving as Chairman of our board of directors. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo was the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since its inception in 2008. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Diversity of the Board of Directors

Board Diversity Matrix (as of June 4, 2023)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	1	0	0

Resolution No. 9 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed BDO USA LLP to serve as our independent registered public accounting firm for the year ending December 31, 2023. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of BDO USA LLP. The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. Even if the appointment is ratified, the Board may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified, the Board will consider its options.

Resolution Nos. 10 and 11: Re-Appointment of Statutory Auditor and Authority to Fix Remuneration of Statutory Auditor

At every general meeting at which accounts are presented to shareholders, Akari is required to appoint statutory auditors to serve from the end of the meeting until the conclusion of the next general meeting at which accounts are laid before Akari shareholders. Haysmacintyre LLP has indicated that it is willing to continue as Akari’s statutory auditor to hold office during this period. You are asked to approve their re-appointment and authorize the Audit Committee to determine their remuneration.

Resolution No. 12: Authority to Adopt a New Equity Incentive Plan

The Board is seeking approval of the shareholders to adopt a new equity incentive plan (the Akari Therapeutics Pls 2023 Equity Incentive Plan) (the “2023 Plan”), with 980,000,000 shares in the capital of the Company available for the grant of awards. The Company’s existing 2014 equity inventive plan (the “2014 Plan”) expires on April 30, 2024 and we believe that the adoption of the 2023 Plan is essential to permit our management to continue to provide long-term, equity-based incentives to present and future key employees, consultants and directors, including awards we are required to make under the terms of appointment of our Chief Executive Officer. Accordingly, our Board believes approval of the adoption of the 2023 Plan is in our best interests and those of its shareholders. The principal terms of the 2023 Plan are summarized in the Appendix to this Proxy Statement. A copy of the 2023 Plan will be available for inspection at the Meeting.

The Company’s Board has approved the adoption of the 2023 Plan, subject to receiving shareholder approval at the Meeting. By its terms, the 2023 Plan may be amended by the shareholders, or may also be amended by the Board, under certain circumstances, provided that any amendment which the Board determines requires shareholder approval is subject to receiving such shareholder approval.

This 2023 Plan is being submitted to you for approval at the Meeting in order to ensure (i) favorable federal income tax treatment for grants of incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code”), and (ii) continued eligibility to receive a federal income tax deduction for certain compensation paid under our Plan by complying with Rule 162(m) of the U.S. Internal Revenue Code.

The Board, the Compensation Committee and management all believe that the effective use of stock-based long-term incentive compensation is vital to the Company’s ability to achieve strong performance in the future. The 2023 Plan will maintain and enhance the key policies and practices adopted by management and the Board to align employee and shareholder interests. In addition, the future success of the Company depends, in large part, upon its ability to maintain a competitive position in attracting, retaining and motivating key personnel. The Board, the Compensation Committee and management believe that the 2023 Plan is essential to permit management to provide long-term, equity-based incentives to present and future key employees, consultants and directors.

Resolution No. 13: Directors' Authority to Allot Shares

Under the Companies Act, the Company’s directors may not allot shares, or grant rights to subscribe for or convert securities into shares, in the Company, unless they have been authorized by shareholders. The Board is seeking authority to allot, or grant rights to subscribe for or convert any securities into, shares in the Company up to an aggregate nominal value of USD3,500,000 in the period to June 30, 2028. This will allow up to 35,000,000,000 ordinary shares of USD0.0001 each (corresponding to 350,000,000 ADSs) to be allotted. This is to replace the authority that was granted at the Company’s annual general meeting in 2021 and is due to expire on June 30, 2026.

Akari, in common with other similar-sized biotechnology companies, intends to seek additional fundraisings when necessary to implement its operating plan. Failure to do so may delay research and development activities. In the light of Akari’s size and status of being a pre-revenue-generating company, the Board believes that equity financings are an appropriate method to support any potential future funding requirements. The Board believes that, in the event of an equity financing, having authorization to allot, or grant rights to subscribe for or convert securities into, Akari’s shares without needing to seek approval from shareholders at the time should allow Akari to raise funds more efficiently on the best terms available and in a timely fashion.

Resolution No. 14: Amendment to the Company’s Articles of Association

The Board is seeking approval of the shareholders to amend the Articles by deleting article 15.2 of the Articles (being the quorum requirement for the Company’s general meetings in order to increase the requirement from 15 percent of the Company’s outstanding share capital to one-third (33 1/3%) of the Company’s outstanding share capital) and replacing it with the following new article 15.2:

“15.2 No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in these articles, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 per cent.) of the company’s outstanding share capital, shall constitute a quorum. If at any time the company only has one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum.”

Following the end of the Company’s second fiscal quarter of 2023, the Company’s management and the Board expect that the Company will no longer qualify as a “foreign private issuer” under U.S. securities laws. Consequently, the Company will no longer be eligible for certain exemptions from the corporate governance requirements of Nasdaq applicable to U.S. domestic issuers, including the requirement set forth in Nasdaq listing rule 5620(c) that the governing documents of a listed company in no case may have a quorum of less than 33 1/3 % of the outstanding shares of that company’s common voting stock for a meeting of that company’s holders of common stock. Accordingly, the foregoing proposal is made in order to meet the Nasdaq governance requirements that the Board and Company management anticipate will apply to the Company following the end of the second fiscal quarter of 2023.

Resolution No. 15: Dis-application of Statutory Pre-emption Rights

Under the Companies Act, the Company’s directors may not allot equity securities (that is, ordinary shares in the Company or rights to subscribe for or to convert securities into ordinary shares in the Company) or sell treasury shares for cash without first offering them to existing shareholders in proportion to their existing holdings, unless they have been authorized by shareholders. The Board is seeking the dis-application of these pre-emption rights until June 30, 2028 in respect of shares allotted and rights granted pursuant to the authorization proposed in Resolution 13 and any treasury shares the Company may hold from time to time in consequence of any share buy-back. This will replace the existing equivalent dis-application in respect of the share allotment authority granted at the Company's annual general meeting in 2021, which is due to expire on June 30, 2026.

As noted in respect of Resolution 13, the Board intends to seek additional fundraisings when necessary to implement its operating plan. The Board believes that, in the event of an equity financing, having authorization to allot equity securities or sell Akari’s shares without having to comply with statutory pre-emption rights should allow Akari to raise funds more efficiently on the best terms available and in a timely fashion.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY FORM.

APPENDIX – SUMMARY OF THE PRINCIPAL TERMS OF THE NEW 2023 PLAN

The 2023 Plan is a broad based program under which all employees, directors and certain consultants of the Company, and its parents and subsidiaries, may participate if selected for participation by the plan administrator. The 2023 Plan authorizes the grant of incentive stock options under the rules of the U.S. Internal Revenue Code (“ISOs”), non-qualified stock options, stock, with and without vesting restrictions (“Stock Grants”), and other types of equity based awards such as restricted stock unit awards and stock appreciation rights (“Stock-Based Awards”). The material terms of the Plan are as follows:

•	Reserved Shares under the Plan: The 2023 Plan will have an increased number of shares available under it, providing the authority for the issuance of rights for 980,000,000 ordinary shares that have been allocated to the 2023 Plan. In addition, 879,262,300 ordinary shares representing shares subject to restricted stock units and options currently outstanding under the 2014 Plan may be issued under the 2023 Plan if such awards are forfeited, cancelled or expire unexercised. Accordingly, the total number of Ordinary Shares that may ultimately be issued under rights granted under the 2023 Plan, including shares subject to outstanding grants under the 2014 Plan, shall not exceed 1,859,262,300 ordinary shares. In addition, if an award issued under the 2023 Plan is terminated or results in any shares not being issued, the unissued or reacquired shares shall again be available for issuance under the 2023 Plan. However, any portion of an award tendered to the Company for the payment of the exercise price or to satisfy the grantee’s tax withholding obligation will be deemed to have been issued and will reduce the number of shares authorized under the 2023 Plan.

•	Administration: The 2023 Plan will be administered by the Compensation Committee of the Board which has been delegated the authority (the “Administrator”). The Administrator has broad authority under the 2023 Plan and determines who is eligible for grants under the 2023 Plan and the terms and conditions of each grant provided that the grant complies with the terms of the 2023 Plan. The Administrator also has broad discretion to make amendments to outstanding awards, provided that if the amendment is adverse to the grantee, the grantee shall be required to approve the change. However, the Administrator may not, except in certain cases such as in connection with stock splits, reduce the exercise price or otherwise “reprice” or buy out stock options without the consent of the shareholders of the Company.

•	Option Exercise Price: The exercise price per share must be at least fair market value of the underlying ordinary shares on the date of grant. For ISOs, if the optionee owns more than 10% of the total combined voting power of the Company, the exercise price per share must be at least equal to 110% of the fair market value per share of the underlying ordinary shares on the date of grant of the ISO.

•	Vesting; Exercise of Options: At the time an option is granted, the Administrator of the 2023 Plan may establish a vesting period which may be based on time or the performance criteria set forth in the 2023 Plan. As the option vests, an optionee will be able to exercise the option with respect to the vested portion of the shares until such time as the option expires or terminates. An option may be exercised by giving written notice to the Company together with provision for payment of the exercise price for the number of shares as to which the option is being exercised. Payment of the exercise price shall be made: (i) by cash, (ii) at the discretion of the Administrator, by delivery of shares held for at least six months, (iii) at the discretion of the Administrator, by having the Company retain from the shares otherwise issuable a number of shares having a fair market value equal to the exercise price; (iv) at the discretion of the Administrator, through a cashless exercise program established with a securities brokerage firm, and approved by the Administrator, or (v) at the discretion of the Administrator by any other lawful consideration as the Administrator may determine.

•	Term of Options: The 2023 Plan provides that the term of an option is determined by the Administrator and may be determined on a grant by grant basis but may be not more than 10 years. However, if the optionee owns more than 10% of the total combined voting power of the Company, the term of an ISO must be no more than five years.

•	Early Termination of Options: The 2023 Plan provides the general rules, which may be overwritten by the Administrator in a specific option agreement, with respect to early termination upon the termination of employment or other relationship of the optionee with the Company, whether such termination is at the option of the Company, the optionee, or as a result of the death or disability of the optionee. For termination for any reason other than cause, death or disability, the optionee may exercise the vested portion of the option within three months from termination. If termination is as a result of death or disability the optionee (or his representative) has one year to exercise the vested portion of the option. An optionee who is fired for cause is required to forfeit his options immediately upon notification of his or her termination even if any portion of the option is vested.

•	Terms of Stock Grants and Stock-Based Awards: The Administrator shall determine the terms of each stock grant and other stock-based awards including the purchase price, if any, and forfeiture or repurchase provisions in the event of termination of employment or nonsatisfaction of other vesting conditions.

•	Sub-Plans: The Administrator has the authority to adopt one or more sub-plans for eligible participants to take into account local laws and international laws applicable to the participant. The terms of the awards granted pursuant to any such sub-plan may vary from the general terms of the plan as described above and below. The Company anticipates that a sub-plan will be adopted for, at a minimum, England.

•	Tax Withholding: The 2023 Plan provides for the Company to withhold applicable taxes or other amounts required under law and that such withholdings may satisfied through the netting out of shares otherwise deliverable with respect to an award.

•	Adjustments: The 2023 Plan provides for the adjustment to the number of shares reserved under the 2023 Plan, the number of shares subject to each grant and the exercise price of a grant in the event of certain corporate transactions that change the capitalization of the Company.

•	Mergers and Acquisitions: Upon a merger or certain other reorganization events, the Board of Directors, may, in their sole discretion, take any one or more of the following actions as to some or all outstanding awards:

(a)	provide that outstanding options shall be assumed or substituted by the successor corporation;

(b)	upon written notice to an optionee provide that the optionee’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the optionee;

(c)	in the event of a merger pursuant to which holders of the Company’s ordinary shares will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the optionee equal to the difference between the merger price times the number of Ordinary Shares subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options; and/or

(d)	with respect to awards other than options provide that outstanding awards shall be assumed or substituted by the successor corporation or become realizable or deliverable into shares or cash.

•	Acceleration of Vesting Upon a Change of Control: The 2023 Plan does not provide for automatic acceleration of vesting upon a change of control but allows the Administrator the discretion to do so.

•	Termination and Amendment: The 2023 Plan may be amended or terminated by the Board or shareholders of the Company. Shareholder approval of 2023 Plan changes are only necessary as required under law (i.e., stock exchange and tax rules) or the 2023 Plan (repricing of stock options). 2023 Plan participant approval is required only if a change is adverse to the 2023 Plan participant.

•	Expiration: The 2023 Plan terminates 10 years from the earlier of date of approval by the Board or the shareholders. Termination of the 2023 Plan will not affect outstanding awards at the time of termination.